Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171


FOR IMMEDIATE RELEASE

Contact:   336-436-4855
                Pamela Sherry
                Investor@labcorp.com

Shareholder Direct    800-LAB-0401
www.labcorp.com

LABORATORY CORPORATION OF AMERICA-REGISTERED
TRADEMARK- ENTERS INTO $300 MILLION OF NEW
REVOLVING CREDIT FACILITIES

Burlington, NC, February 22, 2002 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE:
LH) today announced that it has entered into $300 million of new senior credit facilities with Credit Suisse First Boston, acting as Administrative Agent, and a group of financial institutions. The new facilities consist of a 364-day revolving credit facility in the principal amount of $100 million and a three-year revolving credit facility in the principal amount of $200 million. The new facilities will be used for general corporate purposes, including working capital, capital expenditures, funding of share repurchases and other payments and acquisitions. The Company's previous credit agreement, under which no loans were outstanding, was terminated upon the closing of the new facilities.

The terms of the new facilities include financial covenants governing total leverage and interest coverage as well as negative covenants limiting restricted payments, subsidiary indebtedness and certain other items customary for investment grade-rated borrowers. The facility fee and interest rate on the new facilities are based on the Company's senior credit rating as determined by Standard & Poor's, which rating was recently upgraded to BBB+ from BBB.

The first national clinical laboratory to fully embrace genomic testing, Laboratory Corporation of America-Registered Trademark-Holdings (LabCorp-Registered Trademark-) has been a pioneer in commercializing new diagnostic technologies. As a national laboratory with annual revenues of $2.2 billion in 2001 and over 19,000 employees, the Company offers more than 4,000 clinical tests ranging from routine analyses to sophisticated molecular diagnostics. Serving over 200,000 clients nationwide, LabCorp leverages its expertise in innovative clinical testing technology with its Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park, North Carolina, offers state-of-the-art molecular gene-based testing in infectious disease, oncology and genetics. Its National Genetics Institute in Los Angeles is an industry leader in developing novel, highly sensitive polymerase chain reaction (PCR) methods for testing hepatitis C and other blood borne infectious agents. LabCorp's Minneapolis-based
ViroMed offers molecular microbial testing using real time PCR platforms, while its Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.

Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect LabCorp's financial results is included in the Company's Form 10-K for the year ended December 31, 2000 and subsequent SEC filings, and will be available in the Form 10-K for the year ended December 31, 2001, when filed.


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